11 August 2006

Mr Donald A. Walker
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington  DC  20549

Dear Mr Walker

Re:             Australia and New Zealand Banking Group Form 20-F for the fiscal year ended
September 30, 2005
File No. 001-11760

We refer to your letter dated July 31, 2006 with comments from the staff of the US Securities and Exchange Commission (the “staff”) on Australia and New Zealand Banking Group’s (the “Company’s”) Annual Report on Form 20-F filed on EDGAR on December 23, 2005 (the “Form 20-F”).

Reference in this correspondence to the “Group”, “ANZ”, “us”, “our” and “we” is to the Australia and New Zealand Banking Group Limited and its controlled entities.

All currency amounts are expressed in Australian dollars unless otherwise noted.

Attachment I to this letter covers our response to your comments and questions and reflects changes we propose to make in our 2006 Form 20-F and in subsequent filings as part of our commitment to continually enhance our disclosures.

As requested, in connection with our response, Australia and New Zealand Banking Group Limited acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any queries in respect of this document please do not hesitate to contact me at Australia and New Zealand Banking Group Limited, Level 32, 100 Queen Street, Melbourne, Victoria 3000, Australia.  You may also reach me by telephone at (+613) 9273 5168, or by facsimile at (+613) 9273 6707.

Yours sincerely

/s/ John McFarlane

JOHN McFARLANE
Chief Executive Officer

(enclosure)

cc:    Amanda Roberts
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549

John Estes
Burr Henly
(Sullivan & Cromwell)

Attachment 1

Form 20F for the year ended September 30, 2006:

Risk Management, page 89, and Quantitative and Qualitative Disclosures about Market Risk, page 130

1.                 In future filings, please revise to provide a comprehensive discussion of the hedging strategies used to mitigate risk and instruments you use to execute those strategies.  Consider explaining the methods you use to determine that hedges are effective.

In future filings we will present a discussion of the hedging strategies used to mitigate risk and instruments used to execute those strategies, including the methods used to determine that hedges are effective.

Financial Statements for the year ended September 30, 2006:

Note 37 — Disclosures about Fair Value of Financial Instruments, page 49

2.                 Please revise your disclosures in future filings to include a discussion of the significant assumptions made under each method (such as discounted cash flow and option pricing models) you use to value your derivative financial instruments.  To the extent that differing methods are used for similar instruments (such as swaps, forwards), please quantify the proportion valued under each method.

The fair values of derivative financial instruments such as interest rate swaps and currency swaps are calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts are valued using market prices and options valuation models as appropriate.

In future filings we will present a discussion of the significant assumptions used to value derivative financial instruments and, to the extent that differing methods are used for similar instruments, the proportion valued under each method.

Note 57 — US GAAP Reconciliation

3.                 We note that during the year you identified certain differences in the application of US GAAP in your prior year reconciliations.  Please tell us the amounts and descriptions of the adjustments in the current year reconciliation for each line item affected by these changes.

As part of our ongoing review of US GAAP reporting, we identified several interpretational differences in our application of US GAAP. These differences impacted the 2005 fiscal year and prior years.  After considering the guidance set out in APB Opinion No. 20 “Accounting Changes” (“APB 20”) and SEC Staff Accounting Bulletin No. 99 “Materiality”, these differences have been adjusted for in the US GAAP reconciliation in 2005, as they were, individually and collectively, not material. As noted in our Financial Report in Note 57, these adjustments aggregated to a $12 million increase in net income in 2005 and principally relate to stock compensation plans, use of hedge accounting, derivative financial instruments, loan origination and taxation.  For context, net income in 2005 according to US GAAP was $3,173 million.

The amounts and descriptions of the cumulative adjustments for the current year, 2005, including an explanation of each line item affected are outlined in the tables below.  The nature and cumulative impact of these adjustments was disclosed in our 2005 Financial Report as outlined above.

Table A - Net income and other comprehensive income

(Brackets denote a decrease)	2005 $m
Cumulative adjustments that have impacted net income:
Provisioning for loan impairment — change in methodology(1)	(9)
Mark to market of non compliant derivative hedges (under SFAS 133)(2)	(11)
Yield related fees(3)	(10)
Employee share issue and options(4)	27
Other adjustments(5)	(10)
Total tax impact of the above adjustments (refer below)	25
12
Cumulative adjustments that have impacted other comprehensive income:
Mark to market of cash flow hedges net of tax(6)	(15)
(15)
Total tax (expense)/benefit of the above net income adjustments comprises:
Provisioning for loan impairment	3
Mark to market of non-compliant derivative hedges	3
Yield related fees	3
Taxation adjustment(7)	16
25

Table B - Shareholders’ equity and total assets

2005 $m
Cumulative adjustments that have impacted shareholders’ equity:
Provision for loan impairment — change in methodology(1)	(9)
Derivatives and hedging activities(2)	(11)
Yield related fees(3)	(10)
Other adjustments(5)	(10)
Total tax impact of the above adjustments (refer below)	25
(15)
Cumulative adjustments that have impacted total assets:
Deferred tax assets(7)	16
Provision for impairment - change in methodology(1)	(9)
Yield related fees(3)	(10)
Other adjustments(5)	(3)
(6)
Total tax (expense)/benefit of the above shareholders’ equity adjustments comprises:
Provisioning for loan impairment	3
Derivatives and hedging activities	3
Yield related fees	3
Taxation adjustment(7)	16
25

A description of each of the adjustments is as follows:

(1)            The cumulative impact in prior years of discounting on individual provisions ($(9) million before tax ($(6) million after tax)), as per 1(ix) of Note 57 of the Financial Report.

(2)            Cumulative adjustment of $(11) million before tax ($(8) million after tax) required for certain cross currency swaps hedging overseas funding due to the incomplete application of the hedge accounting requirements of paragraph 68 of SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ as amended by SFAS 138 ‘Accounting for Certain Derivative Instruments and Certain Hedging Activities’ and SFAS 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’, as per 1(xiv) of Note 57 of the Financial Report.

(3)            An adjustment for yield related fees and costs in respect of loan origination of $(10) million before tax ($(7) million after tax) has been made to net income to reflect the cumulative impact of this difference which, in prior years, was not adjusted for on the basis of immateriality, as per 1(xvi) of Note 57 of the Financial Report.

(4)            An adjustment of $27 million after tax has been made to net income to reflect the cumulative impact of vesting of deferred shares, as per 1(xix) of Note 57 of the Financial Report.  This has not been adjusted for prior years on the basis of immateriality.

(5)            Includes other adjustments that were not adjusted in prior years on the basis that they were not material, individually or in aggregate.  The individual gross adjustments that make up the total net adjustment are also not considered to be, individually or in aggregate, material.

(6)            In prior years certain revenue hedges were designated as cash flow hedges and the effective portion of the revaluation of these was taken through other comprehensive income.  During the Group’s review of its US GAAP reporting, an interpretational difference was identified which had the effect of requiring hedge accounting for these relationships to be discontinued prospectively and retrospectively.  As a result, an adjustment of $(15) million has been made to other comprehensive income, as per 1(xiv) of Note 57 of the Financial Report.

(7)            This is a cumulative adjustment of $16 million, based upon work we completed as part of our AIFRS transition, to reflect deferred tax assets attributable to land and buildings, investments in subsidiaries, joint ventures, associates and branches as well as rights issue costs that were not previously booked.  This has not been adjusted for prior years on the basis of immateriality.

We believe that the cumulative differences identified and adjusted for in the 2005 fiscal year are immaterial, both individually and collectively, to both the US GAAP reconciliation and the financial statements as a whole.  The Group has assessed the impacts of these adjustments on an historical basis, year on year from the 2002 fiscal year, and has determined that the impact in the 2005, 2004 and 2003 years, are also not material.  Materiality has been assessed from both a qualitative and quantitative viewpoint and in accordance with APB 20 “Accounting Changes” and SEC Staff Accounting Bulletin No. 99 “Materiality”.

Note 57(ii) — Goodwill, page 111

4.                 In future filings, please revise to provide the total carrying amounts of goodwill and other intangibles for each reportable segment and disclose any significant changes in the allocation of goodwill by reportable segment on a US GAAP basis.  Refer the guidance provided by paragraph 45 of FAS 142.

We propose to include the requested disclosures in our future filings.

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes.  ANZ’s goodwill balance largely comprises the goodwill purchased on acquisition of NBNZ Holdings Limited in December 2003. The cash-generating unit to which goodwill related to the Group is allocated is the NZ Geographic segment being ANZ National Bank Limited Group (CGU(NZ)).

Typically, the only intangible recognized by ANZ relates to software capitalization.

In addition to this, for US GAAP purposes only, a core deposit intangible has been recognized in relation to the acquisition of NBNZ.  This intangible is considered to have a finite life and is amortized on a non-linear basis.  This asset, in its entirety, is allocated to ANZ National Bank Limited Group (CGU(NZ)) and will be an ongoing difference between local and US GAAP reporting and will continue to be adjusted for in the Group’s US GAAP reconciliation.

Note 57(xi) — Accounting for the Impairment of Loans, page 112

5.                 We note that you have changed your method for determining your loan impairment provision and reported this as a change in accounting estimate.  In prior years, you have used the economic loss provisioning methodology which incorporates expected loss elements (as stated on page 128), representing that any differences in accounting for purposes of US GAAP were not material, although the guidance provided by FAS 5 and FAS 114 does not prescribe accruals for potential, possible, or future losses at the balance date.  Please tell us:

•     How you determined that this adjustment should be recorded in the current year; and

•     How you determined that the changes you made were not error corrections for US GAAP reporting.

We believe the principles of Australian equivalents to International Financial Reporting Standards (“AIFRS”) and US GAAP on allowance for loan loss provisioning are the same.  The change from the previous allowance for loan losses methodology to the AIFRS methodology has been accounted for as a change in estimate in accordance with the principles of APB 20 and as such was not considered an error in the US GAAP reconciliation.  Our reasoning for these conclusions is discussed below.

The September 30, 2005 Financial Report was prepared under the Australian Accounting Standards applicable to reporting periods beginning prior to January 1, 2005 (“Australian GAAP”).  Previously, the allowance for loan losses was calculated under Australian GAAP using the Group’s Economic Loss Provisioning (“ELP”) methodology.  The principles of Australian GAAP with respect to allowance for loan loss provisioning were consistent with US GAAP and therefore did not create a difference to US GAAP.

In preparation for the implementation of AIFRS for periods beginning October 1, 2005, the Group added greater precision to the estimates used in its allowance for loan loss methodology in order to comply with AIFRS.  The Bank substantially completed its analysis of the methodology in September 2005.  The outcomes of this analysis were included in our Annual Report on Form 20-F, Note 55 “Impact of adopting Australian Equivalents to International Financial Reporting Standards”.

Over the period subsequent to the finalization of the SEC Form 20-F in December 2005, ANZ continued to work on the transition to AIFRS.  Along with other AIFRS matters, the Bank completed and presented its analysis of the allowance for loan loss methodology in the March 2006 interim financial statements.  The outcomes of this analysis and AIFRS transition will be included in the Group’s 2006 Financial Report and SEC Form 20-F.  AIFRS specifically required that the adjustment in the allowance for loan loss required on transition be booked to opening retained earnings on October 1, 2005.

This AIFRS analysis has led the Group to identify and implement a number of enhancements to add greater precision to the estimates used in its previous method for determining allowance for loan losses, ELP, through discounting cash flows and changing certain judgmental risk measures, which the Group believed should be applied to its financial reporting relating to AIFRS (October 1, 2005) and US GAAP.

Key components of the Group’s estimation process which have been refined include:

•       for loans where we know, on the basis of experience, that a loss event(s) has occurred, but we are unable to specifically identify which loans are affected, the allowance is calculated based on the expectation that the loss events will be identified over an “emergence period”, being the time between when a loss event occurs and when we become aware of the impairments on an individual basis

•       assessment of an economic cycle adjustment where it is determined that the long term risk parameters used in the statistical estimates do not reflect the current economic conditions or do not incorporate known loss events that have already occurred.

It is the Group’s view that an allowance for loan loss provision determined under AIFRS would be US GAAP compliant, and hence we do not believe that there are material differences between AIFRS and US GAAP with respect to allowance for loan losses.

For allowance for loan loss provisioning, AASB 139 requires that there be objective evidence of impairment, resulting from an identified loss event, which has an impact on the present value of estimated future cash flows of a financial asset or a group of financial assets.  It is an incurred loss approach, focused on the balance sheet and requiring consideration of individual allowance for loan loss provisions (for specific impairments) and a collective allowance for loan loss provision (where a loss event has occurred but where the Group is unable to specifically identify the individual loans impacted).

The Group’s allowance for loan loss methodology accords with the incurred loss approach required by AASB 139.

Two key concepts drive the AIFRS provisioning methodology.  These are that a provision can only be recognized where there is objective evidence of impairment resulting in a loss event and the loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets.  Impairment is measured at the asset’s present carrying amount less the present value of estimated future cash flows, discounted using the financial assets original effective interest rate.

Under US GAAP, FAS 114 states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  This standard then defines probable as an area within a range of the likelihood that a future event or events will occur confirming the facts or loss, and that probable means the future event or events are likely to occur.

A change in estimate is defined as a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities.  Changes in accounting estimates would result from new information and periodic presentation of financial statements.  Examples of items for which estimates are necessary include uncollected receivables, which would include loans.  Where there is a change in accounting estimates the cumulative change is required to be reflected in the period of change.

It is not possible to directly measure unidentified credit losses as by definition they are unidentified.  Therefore various techniques can be used to estimate the level of such unidentified losses and in moving to AIFRS requirements we have merely changed to an alternative method to estimate the same requirement.  Accordingly, we have treated the reduction in the loan loss provision on the adoption of AIFRS measurement techniques as a change in accounting estimate for US GAAP reporting.